QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2015 AND 2014

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Unaudited – Expressed in Canadian Dollars)

	October 31	July 31
	2015	2015

ASSETS

Current assets
Cash and cash equivalents	$413,251	$461,986
Amounts receivable and other assets (note 3)	33,229	16,419
	446,480	478,405

Mineral property interests (note 4)	2	2

Total assets	$446,482	$478,407

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Amounts payable and other liabilities (note 6)	$29,669	$4,062
Convertible debenture – current portion (note 7)	50,000	50,000
Due to a related party (note 8(b))	3,041,961	2,973,276
	3,121,630	3,027,338

Convertible debenture (note 7)	450,000	450,000

Total liabilities	3,571,630	3,477,338

Shareholders' deficiency
Share capital (note 5)	26,050,118	26,050,118
Reserves	592,011	592,011
Accumulated deficit	(29,767,277)	(29,641,060)
Total shareholders' deficiency	(3,125,148)	(2,998,931)

Total liabilities and shareholders' deficiency	$446,482	$478,407

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars)

	Three months ended October 31
	2015	2014
Expenses
Exploration and evaluation	$–	$4,553
Assays and analysis	–	2,948
Geological	–	920
Graphics	–	85
Sustainability	–	600

General and administration	117,505	176,654
Legal, accounting and audit	24,913	30,291
Office and administration	88,161	137,271
Regulatory, trust and filing	4,109	7,514
Shareholder communications	322	1,578

	(117,505)	(181,207)
Other items
Interest income	967	3,195
Interest expense (note 7)	(9,679)	(13,531)
Loss and comprehensive loss for the period	$(126,217)	$(191,543)

Basic and diluted loss per common share	$–	$(0.01)

Weighted average number of common shares outstanding	27,299,513	27,299,513

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Statement of Changes in Shareholders' Deficiency
(Unaudited – Expressed in Canadian Dollars)

	Share Capital		Reserve
			Equity-settled		Total
	Number of		share-based	Accumulated	shareholders'
	shares	Amount	payments	deficit	deficiency
Balance at August 1, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)
Loss for the period	–	–	–	(191,543)	(191,543)
Balance at October 31, 2014	27,299,513	$26,050,118	$592,011	$(28,422,281)	$(1,780,152)

Balance at August 1, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)
Loss for the period	–	–	–	(126,217)	(126,217)
Balance at October 31, 2015	27,299,513	$26,050,118	$592,011	$(29,767,277)	$(3,125,148)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended October 31
	2015	2014
Cash flows from operating activities:
Loss for the period	$(126,217)	$(191,543)
Adjusted for:
Interest income	(967)	(3,195)
Interest expense	9,679	13,531
Changes in non-cash working capital items:
Amounts receivable and other assets	(16,810)	(19,532)
Amounts payable and other liabilities	25,607	9,097
Due to a related party	68,458	124,403
Restricted cash	–	38,563
Net cash used in operating activities	(40,250)	(28,676)

Cash flows from investing activities:
Interest received	967	3,195
Net cash provided by investing activities	967	3,195

Cash flows from financing activities:
Principal payment on convertible debenture (note 7)	–	(50,000)
Interest paid on convertible debenture (note 7)	(9,452)	(15,123)
Net cash used in financing activities	(9,452)	(65,123)

Decrease in cash and cash equivalents	(48,735)	(90,604)
Cash and cash equivalents, beginning of period	461,986	1,025,320
Cash and cash equivalents, end of period	$413,251	$934,716

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These interim consolidated financial statements (the "Financial Statements") of the Company as at and for three months ended October 31, 2015 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2015, the Company had cash and cash equivalents of $413,000, a working capital deficit, and negative net assets. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests. General market conditions for junior exploration companies have resulted in depressed equity prices.

These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Of the total current liabilities of the Company at October 31, 2015, $3,041,961 is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 8(b)).

Management believes that it is able to maintain its core mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2015. Results for the period ended October 31, 2015 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on December 3, 2015.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2015.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At October 31, 2015 and July 31, 2015 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Changes in accounting policies and new accounting pronouncements

New standards and interpretations issued by IASB, or modification of existing standards, applicable during the current period do not have material impact on these Financial Statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	October 31, 2015	July 31, 2015
Current:
Sales tax receivable	$4,062	$3,300
Prepaid insurance	29,167	6,040
British Columbia Mineral Exploration Tax Credit recoverable	–	7,079
Total	$33,229	$16,419

4.	MINERAL PROPERTY INTERESTS

	October 31, 2015	July 31, 2015
Galaxie Project (note 4(a))	$1	$1
Angel's Camp royalty (note 4(b))	1	1
Total	$2	$2

(a)	Galaxie Project

The Company holds a 100% mineral property interest in the Galaxie Project, which is situated in the Stikine Terrane, a region in northwestern BC, and it includes the Gnat Pass Property and the Hotailuh Slope mineral claims. The Company’s mineral property interest in Gnat Pass Property is subject to a net smelter returns (NSR) royalty agreement which requires the payment to a third party of a 1% NSR royalty – up to a maximum of $7,500,000.

The Company also holds a 100% interest in the ZNT property located in central British Columbia. The property was staked by the Company in 2012.

(b)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At October 31, 2015 and July 31, 2015, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Equity-Settled Share-Based Payments

The following summarizes the changes in the Company's share purchase options for three months ended October 31, 2015 and 2014:

Number of options with an exercise price of $0.45	Three months ended October 31
	2015	2014
Options outstanding at beginning of period	828,000	1,587,000
Forfeited during the period	–	(4,500)
Options outstanding and exercisable at the end of period	828,000	1,582,500

The weighted average contractual remaining life of the share purchase options outstanding and exercisable at October 31, 2015 was 1.22 years (July 31, 2015 – 1.47 years).

6.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	October 31, 2015	July 31, 2015
Amounts payable	$2,484	$4,062
Accrued liabilities	27,185	–
Total	$29,669	$4,062

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	CONVERTIBLE DEBENTURE

Balance, July 31, 2014	$600,000
Repayment during year	(100,000)
Balance, July 31, 2015	500,000
Repayments during the period	–
Balance, October 31, 2015	$500,000

Current portion	$50,000
Non-current portion	450,000
$500,000

Pursuant to the purchase of the Gnat Pass Property (note 4(a)) in fiscal 2013, the Company issued an unsecured $650,000 convertible debenture (the "Debenture") with an original maturity date of October 31, 2013, to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. From inception to October 1, 2014, a series of amendments to the Debenture agreement were made, and principal payments totalling $100,000 had been paid.

Effective October 1, 2014, the Company and Bearclaw amended (the “Amendment”) the terms of the Debenture pursuant to which the Company agreed to make payments on the remaining balance of $550,000 (the “Principal Sum”) in equal annual installments of $50,000, commencing on January 31, 2015 (completed) and thereafter on or before January 31 of each subsequent year until the Principal Sum is fully repaid. Effective October 1, 2014, the principal amount outstanding bears interest at 7.5% per annum, payable quarterly in arrears.

Upon a completion by the Company of an equity financing (the “New Financing”) for a minimum amount of $1,000,000, at least 50% of any outstanding balance of the Principal Sum along with any interest accrued thereon will be automatically converted (the “Automatic Conversion”) into the Company’s common shares. Bearclaw may elect to convert, concurrent to the Automatic Conversion, any portion of the remaining 50% of outstanding balance of the Principal Sum and accrued interest thereon (the “Optional Conversion”). For the purposes of Automatic Conversion and Optional Conversion of any principal sum, subject to the rules and policies of the TSX Venture Exchange, the conversion price will be determined as the greater of (i) the volume-weighted average trading price of common shares of the Company on the Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of such conversion and (ii) the price at which the Company issues common shares pursuant to the New Financing. For the purposes of the Automatic Conversion and the Optional Conversion of any accrued interest, the conversion price will be the market price of the Company’s common shares on the date of conversion. Other than pursuant to the Automatic Conversion and Optional Conversion provisions, Bearclaw does not have an option to convert the Debenture into the Company’s common shares.

The Company has determined that, for the purposes of IAS 39 Financial Instruments: Recognition and Measurement, the Amendment resulted in a substantial modification of the terms of the Debenture and it has been accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability; however, no gain or loss was recognized as the fair value of the latter equaled the carrying amount of the former.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at October 31, 2015, long-term debt repayments over the next five years are as follows:

Fiscal year			Payments
	Payments	Payments	(principal and
	(principal)	(interest)	interest)
2016 (remaining fiscal year)	$50,000	$26,599	$76,599
2017	50,000	32,209	82,209
2018	50,000	28,459	78,459
2019	50,000	24,709	74,709
2020	50,000	21,010	71,010
2021	50,000	17,209	67,209
Remaining term	200,000	31,346	231,346
Total	$500,000	$181,541	$681,541

8.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31
	2015	2014
Short-term employee benefits, including salaries and directors fees	$32,902	$50,103

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 8(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Transactions with HDSI parties were as follows:

	Three months ended October 31
	2015	2014
Services received based on management services agreement	$56,547	$98,033
Reimbursement of third party expenses paid	22,204	20,446

Outstanding balances were as follows:

	October 31, 2015	July 31, 2015
Balance payable to HDSI	$3,041,961	$2,973,276

9.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits during the three months ended October 31, 2015 was $66,249 (2015 – $109,185).

10.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.